UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EXP WORLD HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 Par Value

(Title of Class of Securities)

  30212W100

(CUSIP Number)

Glenn Sanford	Penny Sanford
Jason Gesing	336 36th Street
Eugene Frederick	Bellingham, WA 98225
2219 Rimland Drive, Suite 301	Tel: (360) 393-1853
Bellingham, WA 98226
Tel (360) 685-4206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Christopher J. Voss K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

Tel: (206) 370-7609

December 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Glenn D. Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		46,230,528 shares of common stock (1)
	8	SHARED VOTING POWER 259,656 shares of common stock(2)
	9	SOLE DISPOSITIVE POWER 46,230,528 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
259,656 shares of common stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,490,184 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 40,996,528 shares of common stock and stock options exercisable for an aggregate of 5,234,000 shares of our common stock, in each case as adjusted for a two-for-one forward split of our common stock effected in the form of a stock dividend distributed on February 12, 2021 (the “Stock Dividend”).
(2)Shares held by other members of Glenn D. Sanford’s household.
(3)Based on 144,082,548 shares of common stock issued and outstanding as of February 16, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Penny Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		29,531,640 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,531,640 shares of common stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,531,640 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 144,082,548 shares of common stock issued and outstanding as of February 16, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Jason Gesing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		3,080,022 shares of common stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,080,022 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,022 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 2,276,136 shares of common stock and stock options exercisable for an aggregate of 803,886 shares of common stock, in each case as adjusted for the Stock Dividend.

(2) Based on 144,082,548 shares of common stock issued and outstanding as of February 16, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eugene Frederick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5,234,118 shares of common stock(1)
	8	SHARED VOTING POWER 27,994 shares of common stock
	9	SOLE DISPOSITIVE POWER 5,234,118 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
27,994 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,262,112 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Includes 4,734,118 shares of common stock and stock options exercisable for an aggregate of 500,000 shares of common stock, in each case as adjusted for the Stock Dividend.
(2)	Based on 144,082,548 shares of common stock issued and outstanding as of February 16, 2021.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2017 (the “Original Schedule 13D”). This Amendment No. 1 amends Items 1-7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

This Statement relates to shares of common stock, $0.00001 par value (“Common Stock”), of eXp World Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2219 Rimland Drive, Suite 301, Bellingham, WA 98226.

Item 2. Identity and Background

(a) This schedule is being filed by each of Glenn D. Sanford, Penny Sanford, Jason Gesing, and Eugene Frederick (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) Mr. Sanford is the Chief Executive Officer and Chairman of the Board of the Issuer. Mr. Gesing is the Chief Executive Officer of eXp Realty LLC, a wholly-owned subsidiary of the Issuer. Eugene Frederick is a director of the Issuer. Ms. Sanford is a retired physical therapist.

(c) The business address for each of Mr. Sanford, Mr. Gesing and Mr. Frederick is 2219 Rimland Drive, Suite 301, Bellingham, WA 98226. The principal address for Ms. Sanford is 36 36th Street, Bellingham, WA 98225.

(d) ‒ (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made due to the addition of Messrs. Gesing and Frederick to the group described in the Original Schedule 13D, as described further in Item 4 below, and to reflect changes in Mr. Sanford’s and Ms. Sanford’s beneficial ownership of securities since the date of the Original Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Persons each acquired the shares of Common Stock of the Issuer for investment purposes. Except as set forth below, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Mr. Sanford is party to a sales plan established under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (a “10b5-1 Sale Plan”), pursuant to which up to 20,000 shares of Common Stock per month may be sold through July 21, 2021. Mr. Gesing is a party to a 10b5-1 Sale Plan pursuant to which up to 40,000 shares of Common Stock per month may be sold through February 10, 2022. Ms. Sanford is a party to a 10b5-1 Sale Plan pursuant to which up to 40,000 shares of Common Stock per month may be sold through July 29, 2021. Messrs. Sanford, Gesing, and Frederick are eligible to receive awards under the Company’s equity incentive plan as directors and/or officers of the Issuer.

On or about December 17, 2020, the Reporting Persons entered into an oral agreement to amend the Stockholder Agreement, described in the Original Schedule 13D, pursuant to which each Reporting Person agreed to vote as a group with respect to the election of directors of the Issuer and any other matter on which any shares of common stock of the Issuer are entitled to vote, by adding Messrs. Gesing and Frederick as parties thereto. The purpose of the Stockholder Agreement is to consolidate control of the Issuer among the Reporting Persons, to exercise greater control over the composition of the Issuer’s board of directors and management and to enable the Issuer to qualify as a “controlled company” within the meaning of the Nasdaq Listing Rules or the rules of the New York Stock Exchange, as and if applicable in the future.

Item 5. Interest in Securities of the Issuer

(a)See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

As of February 16, 2021, the Reporting Persons as a group are the beneficial owners of 84,076,308 shares of Common Stock. Such shares of Common Stock represent beneficial ownership of 58.4% of outstanding shares of Common Stock.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Company beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
(c)Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock during the past 60 days.
(d)Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 20, 2016, Ms. Sanford granted an option (the “Option”) to purchase 700,000 shares (as adjusted for the Stock Dividend) of Common Stock at an exercise price of $0.885 per share, becoming exercisable over a three-year period. On November 24, 2020 and January 15, 2021 the Option was exercised with respect to 240,000 and 230,000 shares of Common Stock (as adjusted for the Stock Dividend), respectively. As of the date of this Amendment No. 1, 230,000 shares of Common Stock remain subject to the Option.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1Joint Filing Agreement, between Glenn D. Sanford, Penny Sanford, Jason Gesing and Eugene Frederick, dated March 4, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021/s/ Glenn Sanford

Glenn Sanford

Dated: March 8, 2021/s/ Penny Sanford

Penny Sanford

Dated: March 8, 2021/s/ Jason Gesing

Jason Gesing

Dated: March 8, 2021/s/ Eugene Frederick

Eugene Frederick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Transactions in Shares of Common Stock in the last 60 days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Glenn Sanford

Sale of Common Stock	(1,742)	39.09735[1]	12/22/2020
Sale of Common Stock	(3,200)	39.6469[2]	12/22/2020
Sale of Common Stock	(4,600)	40.2774[3]	12/22/2020
Sale of Common Stock	(7,058)	40.60335[4]	12/22/2020
Sale of Common Stock	(2,200)	41.03275[5]	12/22/2020
Sale of Common Stock	(1,200)	41.61235[6]	12/22/2020
Sale of Common Stock	(400)	33.30375[7]	12/29/2020
Sale of Common Stock	(7,588)	34.0303[8]	12/29/2020
Sale of Common Stock	(4,996)	34.45685[9]	12/29/2020
Sale of Common Stock	(2,800)	35.0559[10]	12/29/2020

1 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $38.8425 to $39.33, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

2 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $39.36 to $39.855, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

3 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $39.9075 to $40.405, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

4 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $40.4125 to $40.88, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

5 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $40.94 to $41.15, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

6 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $41.485 to $41.755, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

7 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.1675 to $33.44, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

8 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.78 to $34.2775, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

9 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.2875 to $34.775, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

10 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.79 to $35.2675, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(2,876)	35.5008[11]	12/29/2020
Sale of Common Stock	(1,340)	35.9565[12]	12/29/2020
Sale of Common Stock	(1,800)	30.5403[13]	01/05/2021
Sale of Common Stock	(7,800)	31.21465[14]	01/05/2021
Sale of Common Stock	(10,000)	31.56115[15]	01/05/2021
Sale of Common Stock	(400)	31.89125[16]	01/05/2021
Sale of Common Stock	(4,614)	36.22185[17]	01/12/2021
Sale of Common Stock	(3,974)	36.78645[18]	01/12/2021
Sale of Common Stock	(2,426)	37.2422[19]	01/12/2021
Sale of Common Stock	(8,186)	37.7358[20]	01/12/2021
Sale of Common Stock	(800)	38.1344[21]	01/12/2021
Sale of Common Stock	(5,902)	38.01915[22]	01/19/2021

11 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.30 to $35.795, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

12 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.80 to $36.23, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

13 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.2675 to $30.755, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

14 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.88 to $31.375, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

15 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.38 to $31.86, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

16 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.8875 to $31.895, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

17 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.00 to $36.4425, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

18 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.50 to $36.91, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

19 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.00 to $37.48, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

20 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.50 to $37.9825, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

21 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $38.0425 to $38.25, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

22 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.75 to $38.2425, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(3,600)	38.4493[23]	01/19/2021
Sale of Common Stock	(3,800)	39.0562[24]	01/19/2021
Sale of Common Stock	(6,698)	39.6855[25]	01/19/2021
Sale of Common Stock	(1,000)	54.5655[26]	01/26/2021
Sale of Common Stock	(1,400)	55.3474[27]	01/26/2021
Sale of Common Stock	(1,400)	55.8682[28]	01/26/2021
Sale of Common Stock	(600)	56.30335[29]	01/26/2021
Sale of Common Stock	(1,586)	56.97905[30]	01/26/2021
Sale of Common Stock	(600)	57.3351[31]	01/26/2021
Sale of Common Stock	(2,200)	58.07885[32]	01/26/2021
Sale of Common Stock	(5,018)	58.67085[33]	01/26/2021
Sale of Common Stock	(4,600)	59.1749[34]	01/26/2021

23 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $38.29 to $38.785, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

24 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $38.8525 to $39.34, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

25 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $39.41 to $39.9025, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

26 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $54.38 to $54.8025, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

27 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $55.03 to $55.52, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

28 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $55.605 to $56.0825, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

29 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $56.22 to $56.345, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

30 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $56.7325 to $57.225, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

31 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.255 to $57.46, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

32 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.87 to $58.20, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

33 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.4025 to $58.90, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

34 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.9025 to $59.38, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(1,596)	59.59075[35]	01/26/2021
Sale of Common Stock	(800)	56.6369[36]	02/02/2021
Sale of Common Stock	(4,602)	57.4977[37]	02/02/2021
Sale of Common Stock	(1,800)	57.8461[38]	02/02/2021
Sale of Common Stock	(2,020)	58.52495[39]	02/02/2021
Sale of Common Stock	(3,380)	58.98145[40]	02/02/2021
Sale of Common Stock	(2,200)	59.50105[41]	02/02/2021
Sale of Common Stock	(3,998)	59.9747[42]	02/02/2021
Sale of Common Stock	(1,200)	60.42375[43]	02/02/2021
Sale of Common Stock	(1,200)	76.0846[44]	02/09/2021
Sale of Common Stock	(1,000)	76.667[45]	02/09/2021
Sale of Common Stock	(1,000)	77.0705[46]	02/09/2021

35 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.405 to $59.82, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

36 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $56.465 to $56.825, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

37 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.2125 to $57.68, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

38 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.72 to $58.185, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

39 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.2225 to $58.7075, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

40 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.745 to $59.23875, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

41 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.2675 to $59.7525, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

42 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.7875 to $60.275, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

43 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $60.34 to $60.54, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

44 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $75.9175 to $76.2775, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

45 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $76.435 to $76.77, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

46 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $76.945 to $77.41, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(1,000)	77.853[47]	02/09/2021
Sale of Common Stock	(800)	78.3475[48]	02/09/2021
Sale of Common Stock	(800)	78.878[49]	02/09/2021
Sale of Common Stock	(800)	79.493[50]	02/09/2021
Sale of Common Stock	(1,200)	80.0683[51]	02/09/2021
Sale of Common Stock	(3,000)	80.7035[52]	02/09/2021
Sale of Common Stock	(4,200)	81.1635[53]	02/09/2021
Sale of Common Stock	(3,400)	81.71205[54]	02/09/2021
Sale of Common Stock	(1,400)	82.17845[55]	02/09/2021
Sale of Common Stock	(200)	83.0925	02/09/2021
Sale of Common Stock	(1,500)	76.8727[56]	02/16/2021
Sale of Common Stock	(3,300)	77.918[57]	02/16/2021
Sale of Common Stock	(3,700)	78.7776[58]	02/16/2021

47 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $77.5825 to $78.01, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

48 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.125 to $78.6025, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

49 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.6825 to $79.025, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

50 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $79.265 to $79.655, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

51 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $79.88 to $80.375, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

52 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.445 to $80.92, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

53 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.9525 to $81.43, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

54 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.475 to $81.9575, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

55 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.98 to $82.4225, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

56 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $76.39 to $77.28, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

57 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $77.41 to $78.385, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

58 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.43 to $79.42, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(5,638)	80.0081[59]	02/16/2021
Sale of Common Stock	(2,212)	80.781[60]	02/16/2021
Sale of Common Stock	(1,050)	81.8843[61]	02/16/2021
Sale of Common Stock	(400)	82.80[62]	02/16/2021
Sale of Common Stock	(1,100)	84.4466[63]	02/16/2021
Sale of Common Stock	(900)	85.1501[64]	02/16/2021
Sale of Common Stock	(200)	89.395[65]	02/16/2021
Sale of Common Stock	(600)	58.21[66]	02/23/2021
Sale of Common Stock	(500)	59.137[67]	02/23/2021
Sale of Common Stock	(1,200)	61.1058[68]	02/23/2021
Sale of Common Stock	(4,000)	62.082[69]	02/23/2021
Sale of Common Stock	(6,601)	63.0479[70]	02/23/2021

59 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $79.45 to $80.43, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

60 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.47 to $81.41, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

61 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.48 to $82.43, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

62 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $82.51 to $83.07, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

63 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $82.51 to $83.07, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

64 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $83.83 to $84.8025, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

65 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $84.86 to $85.64, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

66 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.84 to $58.77, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

67 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.87 to $59.53, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

68 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $60.48 to $61.475, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

69 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $61.49 to $62.465, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

70 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $62.49 to $63.48, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(3,400)	64.0631[71]	02/23/2021
Sale of Common Stock	(1,300)	65.0025[72]	02/23/2021
Sale of Common Stock	(2,000)	66.0438[73]	02/23/2021
Sale of Common Stock	(399)	66.8979[74]	02/23/2021
Sale of Common Stock	(4,126)	62.9049[75]	03/02/2021
Sale of Common Stock	(2,956)	64.1417[76]	03/02/2021
Sale of Common Stock	4,518)	64.9281[77]	03/02/2021
Sale of Common Stock	(1,900)	66.1776[78]	03/02/2021
Sale of Common Stock	(3,199)	67.2645[79]	03/02/2021
Sale of Common Stock	(2,001)	68.1973[80]	03/02/2021
Sale of Common Stock	(600)	69.2608[81]	03/02/2021
Sale of Common Stock	(500)	70.161[82]	03/02/2021

71 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $63.51 to $64.49, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

72 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $64.56 to $65.525, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

73 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $65.65 to $66.505, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

74 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $66.695 to $67.10, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

75 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $62.49 to $63.48, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

76 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $63.565 to $64.54, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

77 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $64.57 to $65.54, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

78 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $65.72 to $66.70, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

79 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $66.78 to $67.76 inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

80 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $67.78 to $68.73, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

81 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $68.96 to $69.92, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

82 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $70.01 to $70.30, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(200)	71.495[83]	03/02/2021

Penny Sanford

Sale of Common Stock	(16,308)	31.58445[84]	12/31/2020
Sale of Common Stock	(11,3222)	32.14355[85]	12/31/2020
Sale of Common Stock	(9,370)	32.62295[86]	12/31/2020
Sale of Common Stock	(2,800)	32.95605[87]	12/31/2020
Sale of Common Stock	(200)	33.615	12/31/2020
Sale of Common Stock	(14,138)	52.69235[88]	01/29/2021
Sale of Common Stock	(10,226)	53.1406[89]	01/29/2021
Sale of Common Stock	(2,600)	53.82575[90]	01/29/2021
Sale of Common Stock	(7,200)	54.3643[91]	01/29/2021
Sale of Common Stock	(5,036)	54.80915[92]	01/29/2021
Sale of Common Stock	(800)	55.2575[93]	01/29/2021

83 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $71.49 to $71.50, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

84 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.375 to $31.87, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

85 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.875 to $32.37, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

86 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.385 to $32.88, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

87 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.885 to $33.155, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

88 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.42 to $52.905, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

89 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.925 to $53.375, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

90 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $53.56 to $54.05, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

91 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $54.09 to $54.57, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

92 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $54.63 to $55.06, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

93 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $55.195 to $55.32, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(4,443)	58.1295[94]	02/26/2021
Sale of Common Stock	(4,420)	59.0058[95]	02/26/2021
Sale of Common Stock	(19,061)	60.2792[96]	02/26/2021
Sale of Common Stock	(11,676)	60.9933[97]	02/26/2021
Sale of Common Stock	(400)	61.875[98]	02/26/2021

Jason Gesing

Sale of Common Stock	(2,398)	35.48615[99]	01/11/2021
Sale of Common Stock	(3,810)	36.16775100	01/11/2021
Sale of Common Stock	(7,524)	36.7084101	01/11/2021
Sale of Common Stock	(5,212)	37.22665102	01/11/2021
Sale of Common Stock	(13,512)	37.77905103	01/11/2021

94 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.57 to $58.54, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

95 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.58 to $59.55, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

96 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.67 to $60.66, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

97 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $60.67 to $61.55, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

98 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $61.68 to $61.99, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

99 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.315 to $35.74, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

100 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.925 to $36.405, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

101 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.49 to $36.965, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

102 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.00 to $37.49, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

103 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.515 to $38.005, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(7,544)	38.1807104	01/11/2021
Sale of Common Stock	(1,818)	71.265105	02/10/2021
Sale of Common Stock	(1,040)	71.85655106	02/10/2021
Sale of Common Stock	(6,186)	72.43545107	02/10/2021
Sale of Common Stock	(5,260)	72.91675108	02/10/2021
Sale of Common Stock	(1,194)	73.9144109	02/10/2021
Sale of Common Stock	(102)	74.49335110	02/10/2021
Sale of Common Stock	(200)	75.0166111	02/10/2021
Sale of Common Stock	(24.200)	78.31655112	02/10/2021
Exercise of Common Stock Option Award issued as Director Compensation113	63,886	0.07	02/24/2021

Eugene Frederick

Common Stock issued as Director Compensation114	64	0.00	12/31/2020
Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program115	32	0.00	01/06/2021

104 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $38.02 to $38.485, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

105 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $71.01 to $71.505, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

106 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $71.545 to $72.00, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

107 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.155 to $72.63, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

108 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.655 to $73.12, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

109 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $73.575 to $74.02, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

110 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $74.16 to $74.50, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

111 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $75.005 to $75.085, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

112 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.24 to $78.325, inclusive. The reporting person undertakes to provide to The Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

113 These shares were issued to the reporting person as compensation for his services as a director.

114 These shares were issued to the reporting person as compensation for his services as a director.

115 Includes unvested restricted stock units.

Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program116	2	24.00	01/06/2021
Common Stock issued as Director Compensation117	38	0.00	01/29/2021
Common Stock issued as Director Compensation118	34	0.00	02/28/2021

116 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

117 These shares were issued to the reporting person as compensation for his services as a director.

118 These shares were issued to the reporting person as compensation for his services as a director.

Exhibit 10.1

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Dated: March 4, 2021/s/ Glenn Sanford

Glenn Sanford

Dated: March 4, 2021/s/ Penny Sanford

Penny Sanford

Dated: March 4, 2021/s/ Jason Gesing

Jason Gesing

Dated: March 4, 2021/s/ Eugene Frederick

Eugene Frederick